UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Cipher Mining Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

17253J106
(CUSIP Number)

Stijn Ehren Strawinskylaan 3051 1077ZX Amsterdam, the Netherlands +31 6 29 94 48 88 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

January 24, 2024 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Holding B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,821,560

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,821,560

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,821,560

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Top HoldCo B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

175,804,295

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

175,804,295

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,804,295

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Bitfury Group Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

175,804,295

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

175,804,295

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,804,295

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

V3 Holding Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

175,804,295

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

175,804,295

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,804,295

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4%

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 17253J106	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Valerijs Vavilovs

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

175,804,295

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

175,804,295

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,804,295

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.4%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 17253J106	SCHEDULE 13D

Explanatory Note
This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Cipher Mining Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022 and Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023 (the “Original Schedule 13D,” and as amended by Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Distribution of Common Stock to Preferred Equityholders of Bitfury Group Limited

On January 24, 2024, the shareholders of the Bitfury Group approved a plan pursuant to which the Bitfury Group is effecting the exit of certain of its preferred equityholders. Pursuant to the plan, the Bitfury Group will (i) transfer, on January 25, 2024, 16,127,092 shares of the Issuer’s Common Stock held by Bitfury Top HoldCo to BGL in an intercompany distribution for no consideration, and then (ii) beginning on the same date, BGL will distribute the 16,127,092 shares of the Issuer’s Common Stock to certain preferred equityholders of BGL in exchange for a reduction in capital and cancellation of share premium of BGL for such holders. The consideration of the capital reduction in exchange for the shares of Common Stock will be valued at the closing price of the Common Stock on the date immediately preceding the effective date of the reduction in capital. Following the transaction, the Bitfury Group no longer beneficially owns the 16,127,092 shares distributed to the former preferred equityholders. The settlement of the distribution is expected to occur on or before February 5, 2024.

General Distribution of Common Stock to Bitfury Group Limited Shareholders
Following a review of its capital allocation priorities and investment strategy, the Bitfury Group has decided to explore the opportunity to distribute approximately 126 million additional shares of the Issuer’s Common Stock to its shareholders for no consideration in the coming weeks. Such distribution would be subject to the prior approval of BGL’s shareholders. If approval is obtained, the Bitfury Group would intend to retain beneficial ownership of approximately 50 million shares of the Issuer’s Common Stock. The foregoing description of the potential general distribution is based on the Bitfury Group’s plans and proposals as of the date hereof, and the Bitfury Group can provide no assurances that the general distribution will occur on the timing currently anticipated or at all.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (b) of the Schedule 13D are hereby amended and restated to read as follows:

The following sets forth, as of January 24, 2024, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock of the Issuer as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, after giving effect to the distribution disclosed above in Item 4—Distribution of Common Stock to Preferred Equityholders of Bitfury Group Limited, and based on 257,057,496 shares of Common Stock outstanding as of December 8, 2023, based on (i) 254,660,072 shares of Common Stock outstanding as of November 6, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q and (ii) the Issuer’s issuance of 2,397,424 shares of Common Stock on December 8, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bitfury Holding B.V.	4,821,560	1.9%	0	4,821,560	0	4,821,560
Bitfury Top HoldCo B.V.	175,804,295	68.4%	0	175,804,295	0	175,804,295
Bitfury Group Limited	175,804,295	68.4%	0	175,804,295	0	175,804,295
V3 Holding Limited	175,804,295	68.4%	0	175,804,295	0	175,804,295
Valerijs Vavilovs	175,804,295	68.4%	0	175,804,295	0	175,804,295

Bitfury Holding is the record holder of 4,821,560 shares of Common Stock. Bitfury Top HoldCo is the record holder of 170,982,735 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding.

Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement, dated as of January 24, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dates:  January 24, 2024

BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 24th day of January, 2024.

BITFURY HOLDING B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY TOP HOLDCO B.V.

By:	/s/ Stijn Ehren
Name:	Stijn Ehren
Title:	Managing Director

BITFURY GROUP LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

V3 HOLDING LIMITED

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs
Title:	Director

VALERIJS VAVILOVS

By:	/s/ Valerijs Vavilovs
Name:	Valerijs Vavilovs